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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                    (Amendment No. 5 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                        (formerly Buffton Corporation)
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   119885200
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                                (CUSIP Number)

                               Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_].

                                       1
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1.   Names of Reporting persons:

     Robert H. McLean - SS No. ###-##-####
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2.   Check the Appropriate Box if a Member of a Group

                             (a)________
                             (b)________
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3.   SEC Use Only


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4.   Source of Funds

                                      SC
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

                                    _______
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6.   Citizenship of Place of Organization

     Mr. McLean is a citizen of the United States of America.
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7.   Number of Shares Owned By Each Reporting Person

                                    388,601
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8.   Shared Voting Power

                                      -0-
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9.   Sole Dispositive Power

                                    388,601
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10.  Shares Dispositive Power

                                      -0-
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11.  Aggregate Amount Beneficially owned by Reporting Persons

          347,670  Actual Ownership
            4,831  ESOP Shares
           15,000  Shares held in a trust of which Reporting Person is trustee
            1,100  Shares owned by Reporting Person's spouse
           20,000 Shares owned by a limited partnership of which Reporting Person is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner. Reporting Person disclaims beneficial ownership of all of these securities and this report shall not be deemed an admission of beneficial ownership for
                   Section 16 purposes.
          _______
          388,601
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12.  Check Box if the Aggregate Amount of (11) Excludes ____ Certain
     Shares
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13.  Percent of Class Represented by Amount of Row (11)

     9.67%, based on the 4,020,263 Shares outstanding as of April 26, 1999
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14.  Type of Report Person

                                      IN
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CUSIP No. 119885200



                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                          ---------------------------

Item 5.   Is amended in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. McLean beneficially owns a total of 388,601 shares of the Common Stock of Issuer, or approximately 9.67% of all issued and outstanding shares of common stock as of April 26, 1999. This figure also includes 347,670 shares actually issued to Mr. McLean in his name, 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean, 1,100 shares owned by Mr. McLean's spouse and 15,000 shares owned by a trust of which Mr. McLean is trustee. This figure includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner, but does not have an ownership interest in the general partner. Mr. McLean disclaims beneficial ownership of all of these 20,000 shares and this report shall not be deemed an admission of beneficial ownership for Section 16 purposes.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 368,601 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 368,601 shares of Issuer's Common Stock. Mr. McLean disclaims beneficial ownership of the 20, 000 shares of Issuer's Common Stock owned by a limited partnership discussed above.

     (c) On March 1, 1999, Mr. McLean and the Company terminated an agreement that granted Mr. McLean the option to purchase 300,000 shares of Issuer's Common Stock at a purchase price of $3.00 per share.

          Since Amendment Number 4 was filed for Robert H. McLean as of October 8, 1997, he has made the following immaterial transactions:

          . Acquisition of 20,000 shares of Issuer's stock in January 1998 at an average price of $2.50 per share.

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          .  Acquisition of 5,000 shares of Issuer's stock in April 1998 at an average price of $2.11 per share.
          . Acquisition of 7,100 shares of Issuer's stock through inheritance. . Acquisition of 20,000 shares of Issuer's stock by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner, but does not have an ownership interest in the general partner. Mr. McLean disclaims beneficial ownership of all of these 20,000 shares and this report shall not be deemed an admission of beneficial ownership for Section 16 purposes. Acquisitions were made in April 1998 at an average price of $2.24 per share.

     (d)  None

     (e)  Not applicable.



                                  SIGNATURES
                                  -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 1999



                                        /s/ Robert H. McLean
                                       ------------------------------
                                       ROBERT H. MCLEAN

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